FITZGIBBON TOIGO & Co., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets		
Cash	$	47,605
Total Assets	$	47,605

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	4,782
Total Liabilities		4,782
Commitments and Contingencies (Note 7)		
Members' Equity		42,823
Total Liabilities & Members' Equity	$	47,605